Exhibit 99.1

YM BIOSCIENCES REPORTS SECOND QUARTER 2010 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - February 8, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported operational and financial results for the second quarter of fiscal 2010, ended December 31, 2009.

“After rigorous evaluation of numerous global in-licensing opportunities, we proposed to merge Cytopia Limited., a clinical-stage, Melbourne-based drug development company, into YM during the second quarter,” said David Allan, Chairman & CEO of YM BioSciences Inc. “Cytopia products are an ideal complement to our current portfolio and this merger provides all shareholders both risk mitigation and a much enhanced prospect for success through the opportunity to link Cytopia’s earlier stage products in development to our well-advanced development of nimotuzumab both directly and through our extensive network of international licensees. Subsequent to quarter-end, the merger was completed. The combination of YM and Cytopia is completely aligned with the YM business model to continuously renew our pipeline through additions of promising new drug candidates from the basic research of other organizations.”

Highlights for the second quarter of Fiscal 2010:

•
Signed agreement with Therapure Biopharma, under which it will formulate and fill nimotuzumab into sterile vials in its aseptic, GMP-certified, and Health Canada-licensed fill suite in Mississauga, Canada.

•
Utilizing YM's IntelliMab™ technology, the collaboration between the National Research Council of Canada's Biotechnology Research Institute (NRC-BRI) and YM resulted in a number of antibodies that bind optimally to HER2/neu-over-expressing breast cancer cells while minimally binding to HER2 on normal cardiac cells.

•	Cytopia Limited commenced enrollment of a Phase I/II trial evaluating CYT387, a potent, orally-administered JAK1/JAK2 inhibitor that is currently being conducted at Mayo Clinic in Rochester, MN.

•
Results showing that nimotuzumab in combination with metronomic chemotherapy (in frequent, low doses) in an advanced triple-negative breast cancer preclinical model is safe and effective, were presented in a poster at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, MA.

•
Results for CYT997 demonstrating that when administered metronomically, CYT997 is able to produce potent vascular disrupting effects in tumors (colon adenocarcinoma xenograft model), and in combination with cisplatin dosed weekly leads to enhanced antitumor effects compared to cisplatin alone, were presented in a poster by Cytopia Limited at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference in Boston, Massachusetts. .

•
Positive 48-month survival data for nimotuzumab were the subject of an oral presentation at the American Society for Therapeutic Radiology and Oncology (ASTRO) 2009 Annual Meeting in Chicago, IL. The trial was a randomized, four-arm study treating patients with inoperable, locoregionally-advanced, stage III/IVa head-and-neck cancer with radiation alone, chemoradiation alone, or radiation or chemoradiation in combination with nimotuzumab.

•
Additional results from a Phase III study in children with glioma, demonstrating that children and adolescents with this inoperable cancer were able to stay at home or attend school while undergoing treatment with nimotuzumab, were presented at the International Society of Paediatric Oncology (SIOP) in Sao Paulo, Brazil.

Subsequent Event
On January 29, 2010 the Company acquired Cytopia, a clinical-stage, drug development company, based in Melbourne, Australia.  This transaction was conducted by a Scheme of Arrangement whereby Cytopia shareholders received 0.0852 YM shares for each Cytopia share held at the record date.  This resulted in the issuance of 7,215,053 YM common shares in exchange for Cytopia common shares and 61,635 YM common shares plus 138,442 YM stock options in exchange for the Partly Paid shares of Cytopia.  In addition, the Company issued 225,950 stock options in consideration for the cancellation of Cytopia stock options. Based on the closing price of YM shares on the TSX on January 29, the value of the transaction was approximately $12.6 million, the total number of YM common shares outstanding as of this date was 65,604,476 and market capitalization of the Company was approximately $112.8 million at closing.

Financial Results (CDN dollars)
Total revenue for the second quarter of fiscal 2010, ended December 31, 2009 was $0.7 million compared to $2.2 million for the second quarter of fiscal 2009, ended December 31, 2008. Total revenue for the first six months of fiscal 2010, ended December 31, 2009 was $1.5 million compared with $3.9 million for the first six months of fiscal 2009, ended December 31, 2008. Revenue from licensees was $0.7 million for second quarter of fiscal 2010 compared to $1.8 million for the second quarter of fiscal 2009. Revenue from licensees for the first six months of fiscal 2010, ended December 31, 2009 was $1.4 million compared with $3 million for the first six months of fiscal 2009, ended December 31, 2008. Interest income for the second quarter of fiscal 2010 was $13,174 compared with $0.4 million for the second quarter of fiscal 2009. Interest income for the first six months of fiscal 2010, ended December 31, 2009 was $32,293 compared with $0.8 million for the first six months of fiscal 2009, ended December 31, 2008.

General and administrative expenses were $1.7 million for the second quarter of fiscal 2010 compared with $1.2 million for the second quarter of fiscal 2009. General and administrative expenses were $3.5 million for the first six months of fiscal 2010 compared with $2.3 million for the first six months of fiscal 2009.

Licensing and product development expenses were $2.4 million for the second quarter of fiscal 2010 compared with $4.4 million for the second quarter of fiscal 2009. Licensing and product development expenses were $4.8 million for the first six months of fiscal 2010 compared with $8.3 million for the first six months of fiscal 2009.

Costs associated with development activities for nimotuzumab decreased by $1 million to $1.2 million and by $1.2 million to $2 million for the three and six months ended December 31, 2009 respectively, compared to the same periods in the prior year. These costs were due mainly to the two new clinical trials for non-small cell lung cancer patients ineligible for curative treatment who are being treated palliatively (NSCLC) and patients with brain metastases from non-small cell lung cancer, as well as the ongoing pediatric glioma trial.

Costs associated with development activities for AeroLEF® decreased by $0.7 million for the three month period ended December 31, 2009 compared to the same period in the prior year. For the six month period ended December 31, 2009 costs decreased by $0.8 million  compared to the same period in the prior year.

Net loss for the second quarter of fiscal 2010 was $3.4 million ($0.06 per share) compared to $3.2 million ($0.06 per share) for the same period last year. Net loss for the first six months of fiscal 2010 was $6.9 million ($0.12 per share) similar to the same period in the prior year.

As at December 31, 2009 the Company had cash and cash equivalents and short-term deposits totaling $35.9 million and payables and accrued liabilities totaling $1.5 million compared to $42.1 million and $0.9 million respectively at June 30, 2009.

As at December 31, 2009 the Company had 55,946,835 common shares outstanding, of which 2,380,953 common shares are held in escrow to be released contingent upon the completion of certain milestones.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company. Together with the products from merging the Australian company, Cytopia Limited, into YM, which occurred January 29, 2010, the Company is currently developing four late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™; a CYT 387 JAK 1/2 small molecule inhibitor, CYT 997, a potent, vascular disrupting agent and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is importantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 9,000 patients reported as having been treated with nimotuzumab worldwide to date, Grade IV incidents of radiation dermatitis and incidents of severe rash have been only rarely observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been equally rare. Nimotuzumab is licensed to YM’s majority-owned, Canadian subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. Cytopia has two products in clinical development. CYT387 is an oral JAK1/2 inhibitor, originating from the seminal discovery of JAK1 and JAK2 by Dr. Andrew Wilks, the founder of Cytopia. The orally active vascular disrupting agent, CYT997, also arose from this early research. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF has met all endpoints in each of its trials including a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that JAK 1/2 and the VDA molecule will generate positive efficacy and safety data in future clinical trials; AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; that and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise indicated)

	December 31,	June 30,
	2009	2009
	(Unaudited)

Assets

Current assets:
Cash	$30,728,304	$2,337,716
Short-term deposits	5,173,645	39,713,042
Accounts receivable	441,815	564,584
Prepaid expenses	142,024	352,850
	36,485,788	42,968,192

Property and equipment	80,830	96,876

Intangible assets	2,474,597	3,004,868

	$39,041,215	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$537,272	$431,028
Accrued liabilities	930,734	486,723
Deferred revenue	2,553,762	2,549,568
	4,021,768	3,467,319

Deferred revenue	1,616,168	2,898,292

Shareholders' equity:
Share capital	173,023,140	172,921,153
Contributed surplus	13,510,415	13,035,123
Deficit	(153,130,276)	(146,251,951)
	33,403,279	39,704,325

Basis of presentation
Commitments
Subsequent event

	$39,041,215	$46,069,936

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income and Deficit
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended December 31,		Six months ended December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Out-licensing revenue	$697,583	$1,832,224	$1,425,121	$3,047,169
Interest income	13,174	365,067	32,293	807,688
	710,757	2,197,291	1,457,414	3,854,857

Expenses:
Licensing and product development	2,372,946	4,421,428	4,808,994	8,266,612
General and administrative	1,699,330	1,193,209	3,483,762	2,340,587
	4,072,276	5,614,637	8,292,756	10,607,199

Loss before the undernoted	(3,361,519)	(3,417,346)	(6,835,342)	(6,752,342)

Gain (loss) on foreign exchange	(7,130)	79,684	(33,877)	91,887
Gain (loss) on short-term deposits	(6,888)	163,277	(9,106)	22,718
Other income	-	-	-	307,140

Loss and comprehensive loss for the period	(3,375,537)	(3,174,385)	(6,878,325)	(6,330,597)

Deficit, beginning of period	(149,754,739)	(136,338,697)	(146,251,951)	(133,182,485)

Deficit, end of period	$(153,130,276)	$(139,513,082)	$(153,130,276)	$(139,513,082)

Basic and diluted loss per common share	$(0.06)	$(0.06)	$(0.12)	$(0.11)

Weighted average number of common shares outstanding	55,888,710	55,835,356	55,862,879	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953	2,380,953	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise indicated)

	Three months ended		Six months ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,375,537)	$(3,174,385)	$(6,878,325)	$(6,330,597)
Items not involving cash:
Amortization of property and equipment	17,331	18,844	33,583	37,476
Amortization of intangible assets	265,135	265,136	530,271	530,271
Loss (gain) on short-term deposits	6,888	(163,277)	9,106	(22,718)
Stock-based compensation	118,046	189,223	514,690	379,556
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	87,560	(191,057)	333,595	(300,897)
Accounts payable, accrued liabilities and deferred revenue	(722,825)	(1,585,637)	(727,675)	(2,268,645)
	(3,603,402)	(4,641,153)	(6,184,755)	(7,975,554)

Financing activities:
Issuance of common shares on exercise of options	51,165	-	62,589	-

Investing activities:
Short-term deposits, net	25,422	(174,312)	34,530,291	13,025,814
Additions to property and equipment	(13,974)	(2,332)	(17,537)	(15,036)
	11,448	(176,644)	34,512,754	13,010,778

Increase (decrease) in cash	(3,540,789)	(4,817,797)	28,390,588	5,035,224

Cash, beginning of period	34,269,093	12,972,210	2,337,716	3,119,189

Cash, end of period	$30,728,304	$8,154,413	$30,728,304	$8,154,413